SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                                (Amendment No. 5)

                              E COM VENTURES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   26830k 20 5
                                 (CUSIP Number)

                           Geoffrey Etherington, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0237
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 August 14, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]

                                                                         (b) [X]
3. SEC Use Only

4. Source of Funds

PF

5. Check Box if Disclosure of Legal  Proceedings  is
    Required  Pursuant to Items 2(d) or 2(e)                                 [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   285,590
Shares
Beneficially
Owned By                   8.        Shared Voting Power                    None
Each
Reporting
Person With                9.        Sole Dispositive Power              285,590

                          10.        Shared Dispositive Power               None

11. Aggregate Amount Beneficially Owned by Each Reporting Person

285,590

12.  Check if the  Aggregate  Amount in Row (11)  Excludes
     Certain  Shares (See Instructions)                                      [ ]

13. Percent of Class Represented by Amount in Row (11)

11.50%

14.  Type of Reporting Person

IN

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Stephen L. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]

                                                                         (b) [X]
3. SEC Use Only

4. Source of Funds

PF

5. Check Box if Disclosure of Legal  Proceedings  is
   Required  Pursuant to Items 2(d) or 2(e)                                  [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   121,600
Shares
Beneficially
Owned By                   8.        Shared Voting Power                    None
Each
Reporting
Person With                9.        Sole Dispositive Power              121,600


                          10.        Shared Dispositive Power               None


11. Aggregate Amount Beneficially Owned by Each Reporting Person

121,600

12.  Check if the  Aggregate  Amount in Row (11)  Excludes
     Certain  Shares (See Instructions)                                      [ ]

13. Percent of Class Represented by Amount in Row (11)

4.87%

14.  Type of Reporting Person

IN

This Amendment No. 5 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 11701 NW 101st Road, Miami, FL 33178.

This Amendment relates to the Schedule 13D originally filed June 19, 2003 by Glenn H. Nussdorf, as amended July 7, 2003, July 9, 2003, July 11, 2003 and August 11, 2003 by Glenn H. Nussdorf and Stephen L. Nussdorf (as amended, the "Initial Schedule 13D"). Item 4 of the Initial Schedule 13D is being amended to indicate that the Board of Directors of the Issuer has approved the acquisition of additional shares by Glenn H. Nussdorf and Stephen L. Nussdorf. Glenn H. Nussdorf and Stephen L. Nussdorf may be considered a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although each disclaims beneficial ownership of the securities owned by the other. Except as provided herein, the Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.  Purpose of the Transaction

Item 4 is hereby supplemented and amended as follows:

Glenn H. Nussdorf and Stephen L. Nussdorf may, depending on market conditions, acquire additional securities of the Issuer or dispose of securities of the Issuer.

Glenn H. Nussdorf and Stephen L. Nussdorf have received approval from the Board of Directors of the Issuer (the "Board") to acquire additional shares of Issuer's Common Stock to increase their aggregate holdings to approximately 40% of the Issuer's Common Stock. This approval exempts the additional shares from the provisions of Section 607.0902 of the Florida Statutes, as they apply to "control-shares".

Glenn H. Nussdorf and Stephen L. Nussdorf may acquire such shares of the Issuer's Common Stock in privately negotiated transactions or open market purchases, or both, to increase their aggregate holding as described above. Following such an acquisition, Glenn H. Nussdorf and Stephen L. Nussdorf may seek to: (a) influence Issuer's management, (b) obtain representation on the Board and/or (c) pursue a negotiated business combination or transaction between or among the Issuer and one or more independent companies or companies affiliated with Glenn H. Nussdorf and Stephen L. Nussdorf.

                                       SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 18, 2003


                                       -----------------------------------------
                                       Glenn H. Nussdorf
                                       By: Alfred R. Paliani, attorney-in-fact



                                       -----------------------------------------
                                       Stephen L. Nussdorf
                                       By: Alfred R. Paliani, attorney-in-fact